Exhibit (a)(1)(vi)

Adolor Corporation Stock Option Exchange Program July 22, 2009

Agenda Exchange Program Overview Computational Tool Participating in the Exchange Program Key Dates

Good morning, everyone.  The purpose of this meeting is to briefly discuss the Exchange Program that we launched today.  During this presentation, we’ll cover four items:  first, I will give you an overview of the Exchange Program, followed by a review of the computational tool we are making available to you.  We’ll then cover how to participate in the Exchange Program and finally, go over some key dates to keep in mind.

In deciding whether or not to participate in the Exchange Program, employees who are eligible to participate should carefully review Adolor’s Offering Memorandum and other Exchange Program materials that are filed with the SEC as exhibits to Adolor’s Schedule TO.  Copies of these documents are available on the Company’s website or from the SEC’s website at www.SEC.gov.

Today’s presentation is intended to assist you, but is qualified in its entirety by the Exchange program materials.  We urge you to carefully review the Exchange Program materials before making your decision.  We also urge you to consult with your personal financial, tax and legal advisors before deciding whether to elect to participate in the Exchange Program.

Exchange Program Overview Many of our outstanding stock options are underwater, and as a result many employees believe their options are of little or no value On May 12, 2009, Adolor’s stockholders approved changes to our two equity compensation plans to permit a one-time, voluntary stock option exchange program for certain outstanding stock options Purpose of the Program To provide employees who hold eligible underwater stock options motivation to work toward Adolor’s success and reward your contributions by allowing you to benefit from increases in our stock price

As holders of Adolor stock options, you know that many of these options are significantly underwater.  That is, the exercise price of the option is significantly higher than our current stock price.

At our Annual Meeting this past May, we asked our stockholders to approve changes to the 1994 Equity Compensation Plan and the 2003 Stock-Based Incentive Compensation Plan so that we could offer a voluntary, one-time program to Eligible Persons whereby these employees could exchange their outstanding stock options for new options to purchase fewer shares of our common stock but at a lower exercise price.

I’m happy to report that the stockholders approved this program on May 12 and we have officially launched the program today.

Why did we decide to offer this program?  We believe that this program provides employees who hold eligible underwater stock options motivation to work toward Adolor’s success and reward your contributions by allowing you to benefit from increases in our stock price.

Exchange Program Overview Eligible Persons: All Adolor employees who are employees as of today, who remain employees through the expiration of the Exchange Program and who hold Eligible Options. Eligible Options: Outstanding and unexercised stock options, whether vested or unvested, that: Were granted prior to July 22, 2007 and Have an exercise price equal to or greater than $7.00 per share ADOLOR’S DIRECTORS AND EXECUTIVE OFFICERS ARE NOT ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM.

Let me give you some of the highlights of the Exchange Program.

First – who is eligible to participate?  The Exchange Program is open to all current Adolor employees who remain employed through the expiration of the program who hold Eligible Options.  As the slide indicates, members of the Board of Directors and the Company’s executive officers are not eligible to participate in the program.

So, what is an “Eligible Option”?  An Eligible Option is an outstanding and unexercised stock option that has an exercise price of $7.00 or more and that was granted on or before July 22, 2007.  Eligible Options include options that have vested as well as unvested options.

Exchange Program Overview Exchanges must be made on a Tier-by-Tier basis Eligible Options have been separated into 4 tiers based upon option exercise price Tier 1: $7.00 - $8.00 Tier 2: $9.00 - $14.49 Tier 3: $14.50 - $18.99 Tier 4: $19.00 and up If you wish to exchange an Eligible Option, you also must exchange all other Eligible Option that you hold within that same Tier You may choose to exchange all of your Eligible Options in one Tier and elect not to exchange other Eligible Options you hold in other Tiers

Under the program, your Eligible Options have been classified into one of 4 exchange tiers, based on the exercise price of the Eligible Option.  Tier 1 is from $7.00 through $8.99.  Tier 2, from $9.00 to $14.49.  Tier 3, from $14.50 to $18.99 and Tier 4, $19.00 and up.

Depending on your tenure with the Company, you may have one or more individual grants within a particular tier.  The program has been set up so that you must exchange all (or none) of the grants within a particular tier.  You also may decide to exchange all (or none) of the options you hold in different tiers.

Exchange Program Overview Term of Replacement Options Each Replacement Option will have an expiration date that is identical to that of the Eligible Option being exchanged Vesting Schedule of Replacement Options Generally, 2-year vesting (in 4 equal semi-annual installments, with the first vesting occurring 6 months after grant) Exception: 1-year vesting for Eligible Options set to expire on or before the date that is 2.5 years following the Replacement Option grant date Example: assuming Offer to Exchange expires on August 19, 2009, any Eligible Option with an expiration date on or before February 20, 2012 would have 1-year vesting Vesting in 2 equal semi-annual installments Incentive Stock Option (ISO) Treatment To the extent permitted by U.S. federal tax laws, you will receive ISOs in exchange for Eligible Options that are ISOs

The term or expiration date of any Replacement Options you receive will be identical to the expiration date of the Eligible Options you have tendered for exchange.

The Replacement Options you receive in exchange for Eligible Options tendered will have new vesting requirements.  In most cases, Replacement Options will have a 2-year vesting period occurring in 4 equal semi-annual installments.

For Eligible Options that have less than 2.5 years of remaining life, we will shorten the vesting period to 1 year, occurring in 2 equal semi-annual installments.  Based on the current August 19, 2009 expiration of the Offer to Exchange, this would mean that any Eligible Option set to expire on or before February 20, 2012 would have a 1 year vesting period.

You will receive ISOs in exchange for surrendered ISOs and Non-Qualified Stock Options in exchange for surrendered Non-Qualified Stock Options to the fullest extent permitted by U.S. federal tax laws.  To the extent that you are not permitted to receive ISOs in exchange for surrendered ISOs, you will receive Non-Qualified Stock Options in exchange for these ISOs.  We urge you to consult with your personal tax advisor before deciding whether to participate in the Exchange Program

Multi-Tier Exchange Ratios Example ADLR Closing Prices 9.0 to 1 6.3 to 1 4.6 to 1 3.0 to 1 $2.50 10.7 to 1 7.2 to 1 5.4 to 1 3.5 to 1 $2.25 13.2 to 1 8.5 to 1 6.5 to 1 4.0 to 1 $2.00 16.9 to 1 10.3 to 1 8.2 to 1 4.9 to 1 $1.75 22.8 to 1 12.8 to 1 10.8 to 1 6.1 to 1 $1.50 33.2 to 1 16.9 to 1 15.3 to 1 8.1 to 1 $1.25 $19 and up $14.50 - $18.99 $9 - $14.49 $7 - $8.99 Exercise price Tier 4 Tier 3 Tier 2 Tier 1 For example, with a Tier 2 option, and a closing ADLR stock price of $2.00 on the expiration of the Option Exchange, for every 6.5 Eligible Options you return, you will receive one Replacement Option.

So how does the exchange work?  As I mentioned earlier, we have a 4-tier exchange program.  The ratio of Eligible Options surrendered for 1 Replacement Option is a function of the tier in which the Eligible Option resides AND the closing price of Adolor’s common stock on the last day of the Exchange Program.  The Exchange Ratios were determined after consultation by our Board of Directors with an independent third party expert consultant on stock plans and stock proposals.

This chart shows what the exchange rates are for each tier at 6 different example closing stock prices.  In a moment, I’ll show you a tool we are making available to you that, among other things, will tell you the exact exchange ratio for a particular tier at any closing stock price between $0.75 and $5.00.

In this example, the circled Tier 2 option is exchanged when the closing stock price on the last day of the offer is $2.00.  As you can see, a holder of a Tier 2 option who wishes to tender this tier in the Exchange will receive one Replacement Option for every 6.5 Eligible Tier 2 Options surrendered.

Computational Tool ADOLOR CORPORATION Grant-by-Grant Economic Value Analysis Tool Economic Value of Eligible Options and Replacement Options  at Hypothetical Future Stock Prices $30,000 $25,000 $20,000 $15,000 $10,000 $5,000 Eligible Options 1 Replacement Options Hypothetical Future Stock Price Exercise Price  $ 10.50 Applicable Exchange Tier 2 Number of Eligible Options 1,000  Assumed Adolor Stock Price at Expiration of Offer to Exchange $ 2.00 Replacement Options 2 Calculated Exchange Ratio (Number of Eligible Options Exchanged for 1 New Option) 68.5 Calculated Number of Replacement Options 153 Assumed Exercise Price of Replacement Options $ 2.00 Approximate Breakeven or Cross-over Stock Price $ 12.03 Pre-tax Value of Eligible Options at Breakeven Price $ 1,530.00 Pre-tax Value of Replacement Options at Breakeven Price $ 1,534.59 Instructions: This spreadsheet calculates a “breakeven” or “cross-over” stock price for a particular stock option grant. The breakeven price represents the price of Adolor’s stock at which potential gains from an Eligible Option and the corresponding Replacement Option are approximately equal. To run the breakeven calculation, enter the exercise price and number of eligible option for the grant you wish to analyze in the yellow shaded boxes above. Next, enter an assumed Adolor stock price as of the expiration date of the Offer to Exchange (must be between $0.75 and $5.00). Certain of the boxes contain additional information — hover over the boxes with your mouse for more detailed explanations.  Economic Value $- Eligible Options $36.00 $34.00 $32.00 $30.00 $28.00 $26.00 $24.00 $22.00 $20.00 $18.00 $16.00 $14.00 $12.00 $10.00 $8.00 $6.00 $4.00 $2.00 $0.00

So this is the Excel-based tool we are making available to you on the Adolor intranet.  This tool can help you do a couple of things:  first, it will provide the exact exchange ratio for a particular grant based on an assumed closing stock price of between $0.75 and $5.00.  Second, it will show exactly how many Replacement Options a holder would receive given the assumed closing stock price.  And, finally, it will calculate an approximate “breakeven” or “cross-over” stock price for a particular stock option grant.  The breakeven or cross-over value is the price of Adolor’s stock at which the theoretical in-the-money value of an Eligible Option and the corresponding Replacement Option are equal.

Let’s see how it works.  There are three pieces of information for you to enter in the light yellow boxes you see on the screen: the exercise price of the grant you want to analyze (in this case $10.50), the number of unexercised options you have (in the example, 1,000) and the assumed closing Adolor stock price on the last day of the exchange program ($2.00).

Once you input this information, the spreadsheet will calculate and plot the new graph.  In this example, the grant is in Tier 2.  At an assumed $2.00 closing stock price, the exchange ratio is 6.5 Eligible Options for 1 Replacement Option, meaning you would receive 153 Replacement Options with an exercise price of $2.00 in exchange for your 1,000 options with an exercise price of $10.50.  The calculated approximate cross-over price in this example is $12.03.  If the price of Adolor’s common stock were to increase above the $2.00 strike price but remain below $12.03 during the remaining term of the options, the Replacement Options would have a higher in-the-money value than the Eligible Options.  If the stock price were to increase above $12.03 before the expiration of your options, the Eligible Options would have a higher in-the-money value than the Replacement Options.

Two of the key pieces of information you need for this spreadsheet – the exercise price and number of your Eligible Options – will come from a personalized Eligible Option listing that is part of the Election Form you will receive today.

Personalized Eligible Option Detail ELIGIBLE OPTION INFORMATION Name: [ELIGIBLE PERSON] Below is a list of your current outstanding Eligible Options that may be tendered for exchange in the Offer pursuant to the Offering Memorandum. TO MAKE AN ELECTION. PLACE A CHECK MARK IN THE BOX(ES) CORRESPONDING TO THE ELIGIBLE OPTION TIER(S) YOU WANT TO EXCHANGE. IF YOU DO NOT MARK THE BOX FOR A PARTICULAR ELIGIBLE OPTION TIER. IT WILL BE PRESUMED THAT YOU HAVE ELECTED NOT TO EXCHANGE THAT PARTICULAR ELIGIBLE OPTION TIER. Hipothytical Number of Replacement Options that May Be Granted at Various Assumed Adolor Closing Stock Prices on the Last Trading Day Immediately Prior to the Replacement Option Grant Date (2) (3): CHECK THE BOX BELOW IF YOU WANT TO EXCHANGE THE ELIGIBLE OPTION GRANTS IN THIS TIER Eligible Option Grant Date Type of Eligible Option Eligible Option Grant Expiration Date (ISO/NQSO) Eligible Option Exercise Price Options Eligible for Exchange (1) (as of July 22, 2009) Number of Eligible Options Vested (as of July 22, 2009) $1.25 $1.50 $1.75 $2.00 $2.25 $2.50 EXCHANGE TIER 1: EXCHANGE TIER 2: EXCHANGE TIER 3: EXCHANGE TIER 4: $ - - - - - - - - $ - - - - - - - - $ - - - - - - - - $ - - - - - - - - $ - - - - - - - - $ - - - - - - - - $ - - - - - - - - $ - - - - - - - - (1) Only options with exercise prices equal to or greater than $7.00 that were issued more than 24 months from the commencement date of the Exchange Program are eligible for exchange. This table lists only your options that meet these issuance date and exercise price criteria. (2) The number of Replacement Options shown in the table above are hypothetical examples only and are based on assumptions regarding the closing sale price of our Common Stock on the last trading day prior to the Replacement Option grant date. The actual number of Replacement Options granted in exchange for tendered Eligible Options will be determined based on the NASDAQ closing price of Adolor’s Common Stock on the last trading day immediately prior to the Replacement Option grant date. (3) Each Replacement Option granted will have an expiration date that is identical to the expiration date of the Eligible Option being exchanged for such Replacement Option. Replacement Options will vest in four equal semi-annual installments over a two-year period after the Replacement Option grant date, with the first vesting occurring six months after such grant date. However, if a fully-vested Eligible Option surrendered pursuant to the Offer is set to expire on or before the date that is two and one-half years following the Replacement Option grant date (i.e., February 20, 2012, assuming the expiration of the Offer on August 19, 2009) then a Replacement Option received in exchange for such Eligible Option will vest in two equal semi-annual installments over a 12-month period after the Replacement Option grant date, with the first vesting occurring six months after such grant date.

This is an example of what your form will look like.  As you can see, the Eligible Options will be grouped by tiers.  To select a tier for exchange, you will simply check the appropriate box shown on the right side of the page.

Participating in the Exchange Program Today, you will receive an Exchange Offer Package that includes: Offering Memorandum; Election Form; and Notice of Withdrawal. Participation in the Option Exchange is completely voluntary and is solely your decision No one from Adolor is authorized to provide you with advice, recommendations or additional information If you wish to participate, you must properly complete the Election Form and return it to Leah Zuber in the manner described in the Election Form by the deadline (currently 5:00 p.m. EDT on August 19, 2009)

As I mentioned a moment ago, you will receive an Exchange Offer Package today that includes 3 items –

1.                    Offering Memorandum that describes in detail the terms and conditions of the Exchange Program and related information.  I strongly encourage you to read this document in its entirety before making your decision whether or not to participate in the Exchange.  The Offering Memorandum also includes answers to a number of questions you may have about the Exchange Program;

2.                    An Election Form, which is the form that you must properly complete and return to Leah Zuber prior to the deadline if you wish to participate in the Exchange Program; and

3.                    A Notice of Withdrawal.  If after submitting your Election Form you change your mind and wish to withdraw Eligible Options you previously tendered for exchange, you must complete and return the Notice of Withdrawal form.

Participation in the Exchange Program is entirely voluntary.  If you choose not to participate, you do not need to take any action and no changes will be made to the terms and conditions of any Eligible Option you do not surrender.  Furthermore, your decision whether or not to participate in the Exchange Program will have no effect on you employment status in any manner.

You must make your own decision whether you wish to tender your Eligible Options.  We encourage you to seek further advice from your tax, financial and legal advisors if you desire.  No one from Adolor is, or will be, authorized to provide you with advice, recommendations or additional information.

Again, if you wish to participate, you must properly complete the Election Form and return it to Leah Zuber in the manner described in the Election Form by the deadline (currently 5:00 p.m. EDT on August 19, 2009).

Timeline Replacement Option grant date (Replacement Option Agreements to be delivered as soon as practicable thereafter) August 20, 2009 Exchanged Eligible Options cancelled August 19, 2009 Expiration of Exchange Program (unless extended by the Company) August 19, 2009 (5:00 pm) Exchange Program remains open July 22 – August 19, 2009 Commencement of Exchange Program July 22, 2009

Here is the timeline for the Exchange.

The Program commenced today and is currently set to expire at 5:00 pm on August 19, 2009.  Once the Exchange Program expires, any tendered options that are accepted for exchange will be immediately cancelled and Replacement Options will be granted effective as of August 20, 2009.  As soon as is practicable thereafter, we will send you new Stock Option Agreements for the Replacement Options you have received.  We will need you to review, sign and return these agreements to Leah as soon as possible thereafter.

Questions? If you have additional questions after reviewing your Exchange Offer packages, please e-mail: OptionExchange@adolor.com We will gather questions and, as appropriate, distribute a list of questions and answers to all Eligible Persons.

If you have additional questions once you review your materials, we have set up a special e-mail box where we will gather questions and provide written responses to all Eligible Persons.